Exhibit 12

Harley-Davidson, Inc.

Computation of Ratio of

Earnings to Fixed Charges

In millions

	2014	2013	2012	2011	2010

Income from continuing operations before provision for income taxes	$1,283.3	$1,114.3	$961.5	$792.7	$390.5
Add: Fixed charges	170.8	212.1	246.6	276.7	364.8
Add: Amortization of capitalized interest	0.8	1.0	0.8	0.7	0.8
Less: Capitalized interest	1.2	0.1	3.4	0.5	0.1

Earnings	$1,453.7	$1,327.3	$1,205.5	$1,069.6	$756.0

Fixed charges:
Interest incurred and amortization of debt issue costs	$169.1	$209.9	$244.6	$274.6	$362.2
Estimate of interest within rental expense	1.7	2.2	2.0	2.1	2.6

	$170.8	$212.1	$246.6	$276.7	$364.8

Ratio	8.5	6.3	4.9	3.9	2.1